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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

ST. PAUL FIRE AND MARINE INSURANCE COMPANY
(Name of Subject Company (Issuer))

ST. PAUL FIRE AND MARINE INSURANCE COMPANY
THE ST. PAUL COMPANIES, INC.
(Names of Filing Persons (Offerors))

Zero Coupon Convertible Subordinated Notes Due 2009
of St. Paul Fire and Marine Insurance Company
(as successor to USF&G Corporation)
(Title of Class of Securities)

903290-AD6
(CUSIP Number of Class of Securities)

Bruce A. Backberg, Esq.
Senior Vice President and Corporate Secretary
St. Paul Fire and Marine Insurance Company
and
Senior Vice President and Corporate Secretary
The St. Paul Companies, Inc.
385 Washington Street
St. Paul, Minnesota 55102
(651) 310-7911
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

with copy to:

Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*: $113,089,648.72	Amount of Filing Fee**: $14,328.46

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Subordinated Notes Due 2009, as described herein, is $800.51 per $1,000 principal amount at maturity outstanding. As of January 30, 2004, there was approximately $141,272,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $113,089,648.72.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO-I ("Schedule TO-I") is filed by St. Paul Fire and Marine Insurance Company, a Minnesota corporation (the "Company") and The St. Paul Companies, Inc., a Minnesota corporation and the parent company of the Company ("St. Paul"), and relates to the offer by the Company and St. Paul to purchase the Zero Coupon Convertible Subordinated Notes Due 2009 issued by USF&G Corporation, a Maryland corporation ("USF&G"), as a predecessor of the Company, on March 3, 1994 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated February 2, 2004 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(C) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated as of January 28, 1994, between USF&G and JPMorgan Chase Bank (formerly known as Chemical Bank), a New York banking corporation, as Trustee (the "Trustee"), as amended and supplemented by the First Supplemental Indenture, dated as of April 24, 1998, among St. Paul, USF&G and the Trustee, and the Second Supplemental Indenture, dated as of January 1, 1999, among the Company, USF&G and the Trustee (as so supplemented and amended, the "Indenture").

        The Option will expire at 5:00 p.m., New York City time, on March 3, 2004. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        The Company is the issuer of the Securities and the Company and St. Paul are offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(C). The Securities are convertible into shares of common stock, no par value per share, of St. Paul. Each of the Company and St. Paul maintains its registered and principal executive offices at 385 Washington Street, St. Paul, Minnesota 55102. The telephone number there is (651) 310-7911. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements.

        (a)   The Company and St. Paul believe that their financial condition is not material to a holder's decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and St. Paul is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of St. Paul and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

        (b)   Not applicable.

Item 11. Additional Information.

        (a)   Not applicable.

        (b)   Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of Zero Coupon Convertible Subordinated Notes Due 2009, dated February 2, 2004.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(b)	Not applicable.
(d)(1)
Indenture, dated as of January 28, 1994, between USF&G, as issuer, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit 4E to USF&G's Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the Securities and Exchange Commission on March 31, 1994.
(d)(2)
First Supplemental Indenture, dated as of April 24, 1998, among St. Paul, USF&G, as issuer, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit (c)(2) to USF&G and St. Paul's Issuer Tender Offer Statement on Schedule 13E-4, as filed by USF&G with the Securities and Exchange Commission on May 15, 1998.
(d)(2)
Second Supplemental Indenture, dated as of January 1, 1999, among the Company, as issuer, USF&G and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit (c)(3) to St. Paul and the Company's Issuer Tender Offer Statement on Schedule 13E-4, as filed with the Securities and Exchange Commission on February 5, 1999.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        (a)   Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ST. PAUL FIRE AND MARINE INSURANCE COMPANY
By:	/s/ BRUCE A. BACKBERG
Name:	Bruce A. Backberg
Title:	Senior Vice President and Corporate Secretary
THE ST. PAUL COMPANIES, INC.
By:	/s/ BRUCE A. BACKBERG
Name:	Bruce A. Backberg
Title:	Senior Vice President and Corporate Secretary

Dated: February 2, 2004

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of Zero Coupon Convertible Subordinated Notes Due 2009, dated February 2, 2004.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(b)	Not applicable.
(d)(1)
Indenture, dated as of January 28, 1994, between USF&G, as issuer, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit 4E to USF&G's Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the Securities and Exchange Commission on March 31, 1994.
(d)(2)
First Supplemental Indenture, dated as of April 24, 1998, among St. Paul, USF&G, as issuer, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit (c)(2) to USF&G and St. Paul's Issuer Tender Offer Statement on Schedule 13E-4, as filed by USF&G with the Securities and Exchange Commission on May 15, 1998.
(d)(2)
Second Supplemental Indenture, dated as of January 1, 1999, among the Company, as issuer, USF&G and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and Chemical Bank), as Trustee, incorporated by reference to Exhibit (c)(3) to St. Paul and the Company's Issuer Tender Offer Statement on Schedule 13E-4, as filed with the Securities and Exchange Commission on February 5, 1999.
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTORY STATEMENT
  Items 1 through 9.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX